AP 7/18

07007743

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 16 2007
WASH. D.C.
200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB NUMBER: 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response....12.00

SEC FILE NUMBER
8- 45490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2006 (MM/DD/YY) AND ENDING May 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bodington & Company.

OFFICIAL USE ONLY
31353
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 California Street Suite 630
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey C. Bodington 415-391-3280
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle Suite 200 (Address) Larkspur (City) CA (State) 94939 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 19 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jeffrey C. Bodington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Bodington & Company as of May 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Jeffrey C Bodington
Signature

President
Title

Gordon W. Lewis
Notary Public

GORDON W. LEWIS
COMM. #1564547
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires March 28, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income.
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholder's Equity.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
- ☐ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
- ☐ consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bodington & Company

Financial Statements

and Supplemental Information

Year ended May 31, 2007

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

Board of Directors
Bodington & Company

We have audited the accompanying statement of financial condition of Bodington & Company, as of May 31, 2007, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the management of Bodington & Company. Our responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bodington & Company as of May 31, 2007, and the results of its operations and the changes in its stockholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
June 12, 2007

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

Bodington & Company
Statement of Financial Condition
May 31, 2007

Assets

Current assets		
Cash and cash equivalents	$	20,594
Accounts receivable		151,132
Securities owned, at market value		9,687
Prepaid expenses and other current assets		4,400
Total current assets		185,813
Furniture and equipment, at cost		39,006
Less accumulated depreciation		(31,793)
		7,213
Total assets	$	193,026

Liabilities and Stockholder's Equity

Current liabilities		
Accounts payable	$	486
Income taxes payable, deferred		53,300
Total current liabilities		53,786
Stockholder's equity		
Common stock, not par value, 100 shares authorized, 15 shares issued and outstanding		45,000
Retained earnings		94,240
Total stockholder's equity		139,240
Total liabilities and stockholder's equity	$	193,026

See accompanying notes

Bodington & Company
Statement of Income
Year ended May 31, 2007

Revenues	
Commissions, fees and expense reimbursements	$ 482,391
Other income	2,264
Total revenues	484,655
Expenses	
Salaries	197,000
Retirement plan	45,000
Employee benefits	16,946
Payroll taxes	9,548
Consultants and outside services	72,665
Rent	16,805
Office supplies and expenses	1,068
Telephone	3,273
Subscriptions	2,449
Seminars	3,037
Accounting	5,525
Regulatory fees	118
Insurance	500
Depreciation	1,800
Travel and other	19,313
Total expenses	395,047
Income before taxes	89,608
Taxes on income	44,774
Net income	$ 44,834

See accompanying notes.

Bodington & Company
Statement of Stockholder's Equity
Year ended May 31, 2007

	Common stock Shares	Common stock Amount	Retained earnings	Total stockholder's equity
Balances, May 31, 2006	15	$ 45,000	$ 49,406	$ 94,406
Net income	-	-	44,834	44,834
Balances, May 31, 2007	15	$ 45,000	$ 94,240	$ 139,240

See accompanying notes:

Bodington & Company
Statement of Cash Flows
Year ended May 31, 2007

Cash flows from operating activities		
Net income	$	44,834
Adjustments to reconcile net income to net cash used by operating activities		
Depreciation		1,800
Deferred income taxes		43,063
Increase in accounts receivable		(99,701)
Increase is securities owned		(555)
Increase in prepaid expenses		(2,527)
Decrease in accounts payable		(7,000)
Decrease in income taxes payable		(2,614)
Net used by operating activities		(22,700)
Cash flows from investing activities		
Advance to officer/stockholder		(50,000)
Repayment of advance to officer/stockholder		50,000
Net cash provided by investing activities		-
Net decrease in cash and cash equivalents		(22,700)
Cash and cash equivalents, beginning of year		43,294
Cash and cash equivalents, end of year	$	20,594
Supplemental disclosure		
Cash paid during the year for income taxes	$	4,325

See accompanying notes.

Bodington & Company
Notes to Financial Statements
May 31, 2007

Note 1 - Summary of significant accounting policies

Basis of presentation
Bodington & Company (the Company) is a California corporation formed in July 1996. The Company provides management consulting and investment advisory services to small and middle market power projects and power generation facilities located primarily in the United States.

The Company is registered as broker-dealer with the Securities Exchange Commission and a member of the National Association of Securities Dealers.

The Company's activities consist principally of its role as an intermediary and advisor in merger and acquisition transactions. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Cash and cash equivalents
For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank in a non-interest bearing account, available on demand.

Allowance for uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collection. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written of against the allowance. At May 31, 2007, the Company determined that an allowance for doubtful accounts was not necessary.

Income taxes
The Company files its income tax returns using the cash method of accounting. Deferred income taxes are provided on the temporary differences between accrual and cash basis income.

Bodington & Company
Notes to Financial Statements
(continued)
May 31, 2007

Note 1 - Summary of significant accounting policies (continued)

Furniture and equipment
Furniture and equipment are recorded at cost. Depreciation is computed using the declining balance method over estimated useful lives of from five to seven years. The Company generally capitalized individual purchases of $1,000 or more.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Advertising costs
Costs incurred for producing and communicating advertising are expensed when incurred. Advertising expenses were insignificant for the year ended May 31, 2007.

Estimated fair value of financial instruments
Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate net fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

Note 2 - Securities owned

Investments in the accompanying statement of financial condition at May 31, 2007 consist of 300 common shares of NASDAQ Stock Market, Inc. The shares are stated at market value (cost of $3,300).

Note 3 - Income taxes

The provision for income taxes is as follows for the year ended May 31, 2007:

Current	
State	$ 900
Federal	811
	1,711
Deferred	
State	8,000
Federal	35,063
	43,063
	$ 44,774

The Company files its income tax returns using the cash method of accounting. The Company's deferred tax liability results principally from its accrual to cash temporary differences.

At May 31, 2007 the Company had a federal and California net operating loss carryforward of approximately $20,000 that was used to reduce its deferred tax liability.

Note 4 - Lease obligation

The Company occupies its office facility under an operating lease that provides for monthly rental payments. Future minimum payments by fiscal year required under the operating lease consist of the following at May 31, 2007:

2008	$16,934
2009	17,525
2010	18,024
2011	1,509

Note 4 - Lease obligation (continued)

Rent expense for the year ended May 31, 2007 was $16,805.

Note 5 - Profit-sharing plan

The Company has a profit-sharing plan for the benefit of its employee. Contributions to the plan are determined annually subject to certain maximum amounts allowable under the Internal Revenue Code. Contributions of $45,000 were paid for the plan for the year ended May 31, 2007.

Note 6 - Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 12.5% of aggregate indebtedness, as defined under the Rule.

As of May 31, 2007, the Company had net capital, as defined under the Rule, of $28,342, which exceeded the minimum requirement of $5,000 by $23,342. The Company's aggregate indebtedness, as defined under the Rule, was 2% of its net capital.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Bodington & Company
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended May 31, 2007

Balance, May 31, 2006	$ -
Increases (decreases)	-
Balance, May 31, 2007	$ -

Bodington & Company
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
May 31, 2007

Net Capital		
Total stockholder's equity		$ 139,240
Non allowable assets		
Accounts receivable	(151,132)	
Prepaid expenses and other current assets	(4,400)	
Furniture and equipment, net	(7,213)	
Total non allowable assets		(162,745)
Other credits – deferred taxes		53,300
Security haircuts		(1,453)
Net capital		$ 28,342
Total aggregate indebtedness		$ 500
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness)		$ 33
Minimum dollar net capital requirement of reporting broker		$ 5,000
Net capital requirement		$ 5,000
Excess net capital		$ 23,342
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)		$ 28,292

Bodington & Company
Reconciliation Pursuant to Rule 17a-5(d)(4)
May 31, 2007

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of May 31, 2007)

Net capital, as reported in Part IIA (unaudited) FOCUS Report	$ 18,935
Audit adjustments	9,407
Net capital, as adjusted	$ 28,342
Aggregate indebtedness, as reported in Part IIA (unaudited) FOCUS Report	$ 20,337
Audit adjustments	(19,837)
Aggregate indebtedness, as adjusted	$ 500

Net capital audit adjustments total as follows:

Deferred taxes	$ 10,237
Unallowable assets	(11,613)
Security haircut difference	(83)
Other audit adjustments, net	10,866
Net capital audit adjustments	$ 9,407

Aggregate indebtedness adjustments total as follows:

Deferred taxes	($ 10,237)
Other audit adjustments, net	(9,600)
Aggregate indebtedness audit adjustments	($ 19,837)

Bodington & Company
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
May 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Bodington & Company
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
May 31, 2007

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

The Members
Bodington & Company

We have audited the financial statements of Bodington & Company for the year ended May 31, 2007, and have issued our report thereon dated June 12, 2007. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also studied the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Bodington & Company, taken as a whole. No condition that may be considered a material weakness came to our attention during our study and evaluation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures were adequate at May 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
June 12, 2007

END